     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 1998

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3/A
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               AMENDMENT NO. 5

                              BET HOLDINGS, INC.
                               (Name of Issuer)

                              BET HOLDINGS, INC.
                          BTV ACQUISITION CORPORATION
                               ROBERT L. JOHNSON
                           TELE-COMMUNICATIONS, INC.
                           LIBERTY MEDIA CORPORATION
                     (Name of Person(s) Filing Statement)

                Class A Common Stock, $.02 Par Value per Share
                        (Title of Class of Securities)

                                  086585-10-6
                                (CUSIP Number)

Stephen M. Brett, Esq.    Frederick H. McGrath, Esq. Howard V. Sinclair, Esq.   Stephen W. Hamilton, Esq.  Byron F. Marchant, Esq.
Senior Vice President     Baker & Botts, L.L.P.      Arent, Fox, Kintner,       Skadden, Arps, Slate,      BET Holdings, Inc.
and General Counsel       599 Lexington Avenue       Plotkin & Kahn             Meagher & Flom LLP         One BET Plaza
Tele-Communications, Inc. New York, NY 10022         1050 Connecticut Avenue,   1440 New York Avenue, N.W. 1900 W Place, N.E.
5619 DTC Parkway          (212) 705-5000             N.W.                       Washington, D.C. 20005     Washington, D.C. 20018
Englewood, CO  80111                                 Washington, D.C. 20036     (202) 371-7000             (202) 608-2000
(303) 267-5500                                       (202) 857-6000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c.  [_] A tender offer.

     d.  [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

     BET Holdings, Inc., a Delaware corporation (the "Company"), Robert L. Johnson, Tele-Communications Inc., a Delaware corporation ("TCI"), Liberty Media Corporation ("Liberty"), and BTV Acquisition Corporation, a Delaware corporation incorporated for the purposes of this transaction ("BTV Acquisition"), hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on May 1, 1998, as amended (the "Schedule 13E-3"), with respect to an offer by BTV Acquisition to acquire all of the issued and outstanding shares of Class A Common Stock, par value $.02 per share, of the Company which are not already owned by BTV Acquisition, Mr. Johnson, Liberty or their respective subsidiaries. This amendment constitutes Amendment No. 5 to the Schedule 13E-3.

      Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13E-3.

Item 5.         Plans or Proposals of the Issuer or Affiliate.
                ---------------------------------------------

        (a) Following the merger of BTV Acquisition with and into the Company, the Buying Group currently intends to cause the Surviving Corporation to effect certain additional reorganization transactions involving the Surviving Corporation and its subsidiaries in order to minimize certain costs. As of the date hereof, the Buying Group has not determined the precise structure of the reorganization transactions which will be effected; however, such transactions may include (without limitation) the merger of the Surviving Corporation with a direct or indirect subsidiary of the Surviving Corporation and/or the organization of a new holding company for the business. The Filing Persons do not believe that such reorganization transactions will affect the Merger or the former stockholders of the Company because such reorganization transactions will occur subsequent to the Merger.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 22, 1998

                                    BET HOLDINGS, INC.


                                    By: /s/ Debra L. Lee
                                       ----------------------------------
                                            Debra L. Lee
                                            President


                                    BTV ACQUISITION CORPORATION


                                    By: /s/ Robert L. Johnson
                                       ----------------------------------
                                            Robert L. Johnson
                                            President


                                     /s/ Robert L. Johnson
                                    ----------------------------------
                                         Robert L. Johnson


                                    TELE-COMMUNICATIONS, INC.


                                    By: /s/ Robert R. Bennett
                                       ----------------------------------
                                            Robert R. Bennett
                                            Executive Vice President


                                    LIBERTY MEDIA CORPORATION


                                    By: /s/ Robert R. Bennett
                                       -----------------------------------
                                        Robert R. Bennett
                                        President and Chief Executive Officer

                                 EXHIBIT INDEX

            EXHIBIT                             DESCRIPTION
Exhibit 99.17(a)(1)             Letter from The Bank of New York Company, Inc.
                                and BNY Capital Markets, Inc. to BTV Acquisition
                                Corporation and Liberty Media Corporation, dated
                                March 13, 1998*

Exhibit 99.17(a)(2)             Financing Commitment Letter, dated as of May 15,
                                1998, as amended*

Exhibit 99.17(b)(1)             Presentation by Goldman, Sachs & Co., to the
                                Special Independent Committee, dated March 15,
                                1998*

Exhibit 99.17(b)(2)             Opinion of Goldman, Sachs & Co., dated
                                March 15, 1998 (set forth as Exhibit B to the
                                Proxy Statement)**

Exhibit 99.17(b)(3)             Presentation of Salomon Brothers Inc, dated
                                September 10, 1997*

Exhibit 99.17(c)(1)             Joint Filing Agreement between Robert L. Johnson
                                and Tele-Communications, Inc. dated September
                                12, 1997*

Exhibit 99.17(c)(2)             Letter Agreement between Robert L. Johnson and
                                Liberty Media Corporation, dated as of
                                September 11, 1997*

Exhibit 99.17(c)(3)             Letter Agreement, dated March 15, 1998, between
                                Robert L. Johnson and Liberty Media Corporation*

Exhibit 99.17(c)(4)             Agreement and Plan of Merger among BET
                                Holdings, Inc., BTV Acquisition Corporation,
                                Robert L. Johnson and Liberty Media Corporation,
                                dated March 15, 1998 (set forth as Exhibit A to
                                the Proxy Statement)**

Exhibit 99.17(d)(1)             Proxy Statement*

Exhibit 99.17(e)(1)             Section 262 of the Delaware General Corporation
                                Law (set forth as Exhibit C to the Proxy
                                Statement)**

*   Previously filed
**  Incorporated by reference to the Proxy Statement